PACCAR FINANCIAL CORP. - FORM 10-Q

EXHIBIT 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Nine Months Ended September 30
	2012		2011
FIXED CHARGES
Interest expense	$43.8		$47.5
Facility and equipment rental	1.2		1.4

TOTAL FIXED CHARGES	45.0		$48.9

EARNINGS
Income before income taxes	$101.7		$80.3
Depreciation	130.8		108.5

	232.5		188.8
FIXED CHARGES	45.0		48.9

EARNINGS AS DEFINED	$277.5		$237.7

RATIO OF EARNINGS TO FIXED CHARGES	6.17	X	4.86	X